ARTICLES OF AMENDMENT
                                                        OF
                                          PALLET MANAGEMENT SYSTEMS, INC.

         Pursuant to Section 607.1006 Florida Statutes, the Articles of Incorporation of Pallet Management Systems, Inc. shall be amended as follows:

ONE:     The following Article of the Articles of Incorporation shall be deleted in its entirety and the following shall be added in its place:

         ARTICLE IV - Capital Stock.

The total number of shares of all classes of stock which the corporation shall have authority to issue is one hundred seven million five hundred thousand (107,500,000), which are divided into one hundred million (100,000,000) shares of Company's common stock of a par value of one mil ($.001) per share ("Common Stock") and seven million five hundred thousand (7,500,000) shares of Preferred Stock of a par value of one mil ($.001) per share.

The shares of Preferred Stock may be issued from time to time in one or more series, in any manner permitted by law, as determined from time to time by the Board of Directors, and stated in the resolution or resolutions providing for the issuance of such shares adopted by the Board of Directors pursuant to authority hereby vested in it. Without limiting the generality of the foregoing, shares in such series shall have such voting powers, full or limited, or no voting powers, and shall have such designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof, permitted by law, as shall be stated in the resolution or resolutions providing for the issuance of such shares adopted by the Board of Directors pursuant to authority hereby vested in it. The number of shares of any such series so set forth in such resolution or resolutions may be increased (but not above the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares thereof then outstanding) by further resolution or resolutions adopted by the Board of Directors pursuant to authority hereby vested in it.

The total number of issued shares of Common Stock (but not the outstanding Class A Warrants and Class B Warrants, with respect to either exercise price or the number of shares issuable upon the exercise of such warrants) will be reclassified, wherein every four (4) shares of the Common Stock outstanding as of the end of business on the Record Date will be replaced by one (1) share of Common Stock ("Reverse Stock Split"). The Reverse Stock Split will reduce the number of outstanding shares of Common Stock as of the record date from
6,849,956 to 1,712,489. All reclassified shares resulting in fractional denominations will be rounded up.

TWO: The foregoing amendment shall be implemented in a manner to determined by the corporation's Board of Directors.

THREE: The foregoing amendment shall be deemed adopted as of the date hereof.


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         The foregoing amendment was approved and adopted on January 29, 1998 by the holders of in excess of fifty-one percent (51%) of the Common Stock (the sole outstanding class of securities) of the Corporation at a meeting duly called and held on that date. The number of votes cast for the amendment was sufficient for approval.

                                            PALLET MANAGEMENT SYSTEMS, INC.



Dated: January 29, 1998                    By: Zachary M. Richardson, President